SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: May 30th, 2006

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES ANOTHER SECURITY-
APPLIANCE DESIGN-WIN AT A TOP NETWORKING
AND COMMUNICATIONS COMPANY

        KFAR SAVA, Israel, May 30, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has achieved a new design win with a top-tier North-American based, networking and communications equipment company. The company will be using Silicom’s ROHS (Reduction Of Hazardous Substances) compliant, multi-port server adapters in its security appliances. Silicom’s products will be replacing those of a major competitor, which this particular company was previously installing in its security appliances. Initial orders have already been received and partial shipments against these purchase orders have already been made.

        This design win follows a rigorous year-long evaluation process in which the customer scrutinized every aspect of Silicom’s ROHS compliant multi-port server adapters before approving them for use in its appliances.

        “Beyond the potential represented by this design win for the client’s security appliances, our initial entry into a company with over $10 billion in annual revenues, creates future opportunities for us and makes it easier to market and sell our products for use in additional types of equipment from this customer,” said Mr. Shaike Orbach, President and CEO of Silicom. “Also, as we have seen with many of the 35 design wins that we have accumulated over the past two years, we believe this one will lead to a steady flow of sales, as well as further diversify our dependence on any one customer and their particular purchase cycles.”

        “We are particularly proud that our solution won over that of our leading competitor, and we see this as a testament to the added-value and superior cost-performance of our adapters,” concluded Mr. Orbach.

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail : kenny@gkir.com / ehud@gkir.com